Exhibit 12.1

W&T Offshore, Inc.

Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

(Unaudited)

	Year Ended December 31,					Nine Months Ended Sept. 30,
	2003	2004	2005	2006	2007	2008
Income before income taxes	$177,594	$229,490	$290,026	$306,354	$215,759	$443,511
Add: Fixed charges	3,822	3,581	2,967	32,891	66,006	42,466
Less: Capitalized interest	—	—	—	(13,238)	(25,100)	(15,040)

Earnings before fixed charges	$181,416	$233,071	$292,993	$326,007	$256,665	$470,937

Fixed charges:
Interest expense, net of amounts capitalized	$2,508	$2,118	$1,145	$17,180	$37,088	$25,170
Capitalized interest	—	—	—	13,238	25,100	15,040
Portion of rental expense representative of interest	1,314	1,463	1,822	2,473	3,818	2,256

Total fixed charges	$3,822	$3,581	$2,967	$32,891	$66,006	$42,466
Preferred stock dividends	8,957	1,385	—	—	—	—

Combined fixed charges and preferred stock dividends	$12,779	$4,966	$2,967	$32,891	$66,006	$42,466

Ratio of earnings to fixed charges	47.5	65.1	98.8	9.9	3.9	11.1

Ratio of earnings to combined fixed charges and preferred stock dividends	14.2	46.9	98.8	9.9	3.9	11.1